Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – August 14, 2024 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on August 14th, 2024, which passed the following resolutions:

1. Shareholder(s) Adoption of the Company’s 2023 Audited Accounts and Financial Reports

2. Re-election of Mr. Yuan-Chuan Horng as an Independent Director of the Company